SECURITIES AND EXCHANGE COMMISSION


Washington, D.C.  20549



SCHEDULE 13D


Under the Securities Exchange Act of 1934




NAME OF ISSUER:  Weis Markets, Inc.



TITLE OF CLASS OF SECURITIES:  Weis Markets, Inc. Common Stock



CUSIP NUMBER:  948849-104


(Name, Address and Telephone Number of Person         Michael M. Apfelbaum, Esq.
Authorized to Receive Notices and Communications):    43 South Fifth Street
                                    							           Sunbury, PA  17801
                                    							           (717) 286-9421


(Date of Event which Requires Filing of this Statement):  February 14, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ].


Check the following box if a fee is being paid with this statement:  [ X ]








CUSIP NO.  948849-104





(1)  Names of Reporting Persons			                	JANET C. WEIS
  			SS or IRS Identification Nos.		               SS####-##-####
	   	of Above Persons




(2)  Check the Appropriate Box		(a)	                   		X
       if a Member of a Group
       (See Instructions)			   	(b)



(3)  SEC Use Only



(4)  Source of Funds

There are no funds involved since the shareholder received her beneficial interest through gifts over a period of years, as an executrix and as the recipient of shares pursuant to the terms of Grantor Retained Annuity Trusts.


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



(6)  Citizenship or Place 			              United States Citizenship
       of Organization




Number of Shares		(7)  Sole Voting 		          	3,228,679
Beneficially Owned		       Power
Owned by Each
Reporting Person
With				          (8)  Shared Voting			         2,633,195
				                   Power


              				(9)  Sole Dispositive		      	3,228,679
            				       Power


             				(10)  Shares Dispositive		     2,633,195
				                   Power


(11)  Aggregate Amount Beneficially					        5,861,874
        Owned by Each Reporting Person
________________________________________________________________________

(12)  Check if the Aggregate Amount
         in Row (11) Excludes Certain	      				N/A
         Shares (See Instructions)


(13)  Percent of Class Represented					         13.8%
         by Amount in Row (11)


(14)  Type of Reporting Person	             				IN
         (See Instructions)



SCHEDULE 13D

Item 1.  Security and Issuer.

	  Common Stock, no par value
	  Weis Markets, Inc.
	  1000 S. Second Street
	  Sunbury, PA  17801

Item 2.  Identity and Background

	a.  Janet C. Weis

	b.  Janet C. Weis
	     R.R. #1, Hard Scrabble Lane
	     Lewisburg, PA  17837

	c.  Janet C. Weis - Housewife

	d.  No convictions of criminal proceedings.

	e.  The reporting  person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

There are no funds involved since the shareholder received her beneficial interest through gifts over a period of years, as an executrix and as the recipient of shares pursuant to the terms of Grantor Retained Annuity Trusts.

Item 4.  Purpose of Transaction.

The shares are held by reporting person for the following separate purposes:

A. As a shareholder with no plans or proposals relating to the acquisition of additional securities, or any change in control or other transaction involving the issuer; and

B. As an Executrix of the Estate of Sigfried Weis with no plans or proposals relating to the acquisition of additional securities, or any change in control or other transaction involving the issuer.

Item 5.  Interest in Securities of the Issuer.

The reporting person received gifts of stock over a period of approximately 30 years.

The reporting person was appointed as an Executrix of the Estate of Sigfried Weis with the voting and dispositive power over 2,633,195 shares held by the Estate of Sigfried Weis. The executrices of the Estate filing under a separate Schedule 13-D qualified as such under local law on June 16, 1995.

Additionally, the reporting person received full dispositive and voting power over 3,013,195 shares upon the death of her husband, Sigfried Weis since the shares were held s joint tenants by the entirety.

Most recently, the reporting person received 98,763 shares pursuant to the terms of Grantor Retained Annuity Trusts.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no agreements or arrangements between the reporting person and any other individuals or entities.


Item 7.  Material to be Filed as Exhibits.

No exhibits are required to be filed with this form.


                                 						___________Janet C. Weis_____________
                                         						  		(Signature)

                                                  Janet C. Weis